UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-35454

Vipshop Holdings Limited

Vipshop Headquarters, 128 Dingxin Road

Haizhu District, Guangzhou 510220

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release — Vipshop Reports Unaudited Fourth Quarter and Full Year 2024 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vipshop Holdings Limited

By	:	/s/ Mark Wang
Name:	:	Mark Wang
Title:	:	Chief Financial Officer

Date: February 21, 2025